June 23, 2024

Shannon Davis

Division of Corporate Finance

Office of Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: Premier Financial Corp.

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 000-26850

Dear Ms. Davis:

Premier Financial Corp. (Premier of the Company) hereby responds to your letter dated July 9, 2024 pertaining to your review and comments regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023. For your convenience, we have repeated your comments in boldface below and followed the comment with our response.

Form 10-K for Fiscal Year Ended December 31, 2023 Loan Portfolio Composition, page 5

1.
We note your tabular disclosure on page 6 which indicates that your commercial real estate (“CRE”) loan portfolio comprised 40.5% of total loans as of December 31, 2023. We also note disclosure in your January and April 2024 Investor Update presentations included on your website that provide detailed disclosures of your CRE loan portfolio. Please revise future filings, beginning with your Form 10-Q for the fiscal quarter ended June 30, 2024, to further disaggregate the composition of your CRE loan portfolio to disclose and quantify material geographic and industry concentrations (e.g., office, retail, hotel and multifamily), as well as current weighted average and/or range of loan-to-value ratios and occupancy rates to enhance an investor’s understanding of these loan categories.

Response: In future Form 10-K filings, management will disclose and quantify material geographic and industry concentrations for the Company’s CRE loan portfolio. Current loan-to-value ratios and occupancy rates are unable to be provided due to a lack of reliable data.

2.
We note your disclosure on page 18 that your CRE loans typically have higher principal amounts than residential real estate loans and that many of your CRE borrowers have more than one loan outstanding and as a result, an adverse development on one loan can expose you to a greater risk of loss on other loans. Please revise future filings, beginning with your Form 10-Q for the fiscal quarter ended June 30, 2024, to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

Response: In future 10-K filings, management will enhance disclosure to provide additional details of risk management policies, procedures or other actions undertaken by management in response to the current environment regarding the Company’s CRE loans and borrowers.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 40

3.
We note your disclosure on page 40 that indicates you monitor interest rate risk using a simulation technique that takes into account prepayment speeds on amortizing financial instruments, loan and deposit volumes and rates, borrowings, derivative positions and non-maturity deposit assumptions and capital requirements. Please revise future filings, beginning with your Form 10-Q for the fiscal quarter ended June 30, 2024, to fully describe and define the various identified inputs and assumptions supporting your market risk presentations and sensitivity disclosures. In addition, provide a discussion of how any assumptions have changed from period to period, including any changes to the data source used or significant changes in the actual assumption itself. See Item 305(a)(1)(ii)(B) of Regulation S-K.

Response: In future 10-Q and 10-K filings, management will revise disclosure to further describe and define the various identified inputs and assumptions supporting the Company’s market risk presentations and sensitivity disclosures and to provide a discussion of how any assumptions have changed from period to period, including any changes to the data source used or significant changes in the actual assumption itself.

Should you have any questions regarding this letter or the responses contained herein, please contact the undersigned at (419) 785-8700 or by e-mail at pnungester@yourpremierbank.com.

Sincerely,

/s/ Paul Nungester

EVP and CFO

Premier Financial Corp.